United stateS

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G/A

Under the securities exchange act of 1934

(Amendment No. 1)

BOURQUE INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

102100104

(CUSIP Number)

August 22, 2012

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑ Rule 13d-1(b)

☑ Rule 13d-1(c)

❑ Rule 13d-1(d)

________________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

9,333,560* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,333,560* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

2.86%* (See Item 4)

12.	TYPE OF REPORTING PERSON

OO

* Subject to adjustment. The reporting person has not yet received, nor has it ever sold, any shares of the issuer’s stock. This amendment is filed to further clarify the previously-reported transaction. (See Item 4)

1.	NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

HC

*Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Brendan T. O’Neil

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Richard H. Kreger

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

John C. Kirkland

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

1.	NAME OF REPORTING PERSON

Keith Coulston

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

* Excludes shares owned by Ironridge Global IV, Ltd. (See Item 4)

ITEM 1 (a)	Name of Issuer:

Bourque Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5333 East Drexel Road

Tucson, Arizona 85706

ITEM 2 (a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”) and IGP’s managing members Brendan T. O’Neil, Richard H. Kreger, John C. Kirkland and Keith Coulston with respect to the shares that may be obtained by IV.

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of IV is:

Harbour House, Waterfront Drive

Road Town, Tortola

British Virgin Islands VG1110

The address of the principal business office of IGP and Messrs. O’Neil and Coulston is:

One Montgomery Tower

1 Montgomery Street, Suite 2575

San Francisco, California 94104-4505

The address of the principal business office of Mr. Kirkland is:

Palisades Village Center

881 Alma Real Drive, Suite 305

Los Angeles, California 90272-3731

The address of the principal business office of Mr. Kreger is:

Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174-2699

(c)	Citizenship:

IV is a British Virgin Islands business company.

IGP is a Delaware limited liability company.

Messrs. O’Neil, Kreger, Kirkland and Coulston are United States citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

102100104

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a. Broker or dealer registered under Section 15 of the Exchange Act.
❑	b. Bank as defined in Section 3(a)(6) of the Exchange Act.
❑	c. Insurance company as defined in Section 3(a)(19) of the Exchange Act.
❑	d. Investment company registered under Section 8 of the Investment Company Act.
❑	e. An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f. An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
❑	g. A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
❑	h. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
❑	i. A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
❑	j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See item 9 of cover pages.

(b)	Percent of class: See item 11 of cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

IV has not yet received, nor has it ever sold, any shares of the issuer’s stock. This amendment is filed to further clarify the previously-reported transaction.

On August 22, 2012, IV and the issuer settled $778,624 in accounts payable of the issuer now owned by IV, in exchange for shares of common stock of the issuer. Pursuant to an order approving stipulation for settlement of claims between IV and the issuer, IV is entitled to receive 250,000 common shares plus that number of shares with an aggregate value equal to the debt amount plus a ten percent third-party agent fee and reasonable attorney fees, divided by a 20% discount to the following share price: the volume weighted average price of the issuer’s common stock over that number of consecutive trading days following the date of receipt required for the aggregate trading volume to exceed $5 million, not to exceed the arithmetic average of the individual daily volume weighted average prices of any five trading days during such period.

IV is prohibited from receiving any shares of common stock that would cause it to be deemed to beneficially own more than 9.99% of the issuer’s total outstanding shares at any one time. IV received an initial issuance of 35,000,000 shares, and may be required to return or be entitled to receive shares, based on the calculation summarized in the prior paragraph. For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 316,500,003 shares of common stock outstanding immediately prior to the issuance of shares to IV, and that the calculation will be equal to $0.12, the closing price on the date of settlement. Based on that assumption, IV would be entitled to retain a total of 9,333,560 shares, which would represent approximately 2.86% of the outstanding common stock after such issuance, and all remaining shares would be returned.

In connection with the transaction, IV agreed not to hold any short position in the issuer’s common stock, and not to engage in or effect, directly or indirectly, any short sale until at least 180 days after the end of the calculation period.

IV is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of common stock owned by IV is exercised by Peter Cooper, Director. However, for so long as IV holds any shares, it is prohibited from, among other actions: (1) voting any shares of issuer common stock owned or controlled by them, exercising any dissenter’s rights, executing or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in them collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of IGP and Messrs. O’Neil, Kreger, Kirkland and Coulston disclaims beneficial ownership or control of any of the securities covered by this statement. IGP and Messrs. O’Neil, Kreger, Kirkland and Coulston directly own no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. O’Neil, Kreger, Kirkland and Coulston may be deemed to beneficially own or control the shares owned by IV. Messrs. O’Neil, Kreger and Kirkland are each managing directors of IV, and managing directors, members and 30% beneficial owners of IGP. Mr. Coulston is a director, member and 10% beneficial owner of IGP. IGP is a stockholder and beneficial owner of IV.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2012

IRONRIDGE GLOBAL IV, LTD.

By: /s/ Peter Cooper
Name: Peter Cooper
Its: Director

Dated: August 22, 2012

IRONRIDGE GLOBA PARTNERS, LLC

By: /s/ Brendan T. O’Neil
Name: Brendan T. O’Neil
Its: Managing Director

Dated: August 22, 2012

/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated: August 22, 2012

/s/ Richard H. Kreger
Richard H. Kreger

Dated: August 22, 2012

/s/ John C. Kirkland
John C. Kirkland

Dated: August 22, 2012

/s/ Keith Coulston
Keith Coulston

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, Brendan T. O’Neil, Richard H. Kreger, John C. Kirkland and Keith Coulston.

Exhibit 1

Ironridge Global IV, Ltd. is a subsidiary of Ironridge Global Partners, LLC.

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of August 22, 2012, is made by and among Ironridge Global IV, Ltd., a British Virgin Islands business company, Ironridge Global Partners, LLC, a Delaware limited liability company, Brendan T. O’Neil, Richard H. Kreger, John C. Kirkland and Keith Coulston pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filers.

Dated: August 24, 2012

IRONRIDGE GLOBAL IV, LTD.

By: /s/ Peter Cooper
Name: Peter Cooper
Its: Director

Dated: August 24, 2012

IRONRIDGE GLOBAL PARTNERS, LLC

By: /s/ Brendan T. O’Neil
Name: Brendan T. O’Neil
Its: Managing Director

Dated: August 24, 2012

/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated: August 24, 2012

/s/ Richard H. Kreger
Richard H. Kreger

Dated: August 24, 2012

/s/ John C. Kirkland
John C. Kirkland

Dated: August 24, 2012

/s/ Keith Coulston
Keith Coulston